                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 13D/A

                UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. 1)*

                               TC PipeLines, LP
          --------------------------------------------------------
                               (Name of Issuer)

                                 Common Units
          --------------------------------------------------------
                         (Title of Class of Securities)

                                  87233Q 10 8
          --------------------------------------------------------
                                (CUSIP Number)

                              Ronald J. Turner
                        110 Turnpike Road, Suite 203
                      Westborough, Massachusetts 01581
                               (508) 871-7046
          --------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                August 1, 2003
          --------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

   NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of 18 Pages

                                  SCHEDULE 13D/A
CUSIP No. 87233Q 10 8                                       Page 2 of 18 Pages

-------------------------------------------------------------------------------
 (1) Name of Reporting Person.
     S.S. or I.R.S. Identification No. of Above Person
     TransCanada Corporation
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group
     (See Instructions)                                                (a)  / /
                                                                       (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only
-------------------------------------------------------------------------------
 (4) Source of Funds (See Instructions)
     OO; (See Item 3)
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                     / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Canada
-------------------------------------------------------------------------------
 Number of Shares             (7) Sole Voting Power
 Beneficially                     4,672,870 Common Units of TC PipeLines, LP
 Owned by                    --------------------------------------------------
 Each Reporting               (8) Shared Voting Power
 Person With                      -0-
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  4,672,870 Common Units of TC PipeLines, LP
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     4,672,870 Common Units of TC PipeLines, LP
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     28.1%*
-------------------------------------------------------------------------------
(14) Type of Reporting Person
     HC, CO
-------------------------------------------------------------------------------

* TransCan Northern Ltd., a wholly owned subsidiary of TransCanada Pipelines Limited, acquired 2,800,000 Common Units on May 28, 1999 in connection with TC PipeLines, LP's initial public offering, as disclosed in TC PipeLines, LP's initial public offering prospectus and subsequent periodic reports filed under the Securities Exchange Act of 1934. On August 1, 2002, due to the early conversion of 936,435 subordinated units held by TC Pipelines GP, Inc., the general partner of TC Pipelines, LP, the ownership of the Reporting Persons increased to an aggregate 3,736,435 Common Units. On August 1, 2003, due to the early conversion of an additional 936,435 subordinated units held by TC Pipelines, LP, the ownership of the Reporting Persons increased to 4,672,870 Common Units.

CUSIP No. 87233Q 10 8                                        Page 3 of 18 Pages

-------------------------------------------------------------------------------
 (1) Name of Reporting Person.
     S.S. or I.R.S. Identification No. of Above Person
     TransCanada PipeLines Limited
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group
     (See Instructions)                                                (a)  / /
                                                                       (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only
-------------------------------------------------------------------------------
 (4) Source of Funds (See Instructions)
     OO; (See Item 3)
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                     / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Canada
-------------------------------------------------------------------------------
 Number of Shares             (7) Sole Voting Power
 Beneficially                     -0-
 Owned by                    --------------------------------------------------
 Each Reporting               (8) Shared Voting Power
 Person With                      4,672,870 Common Units of TC PipeLines, LP
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  -0-
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  4,672,870 Common Units of TC PipeLines, LP
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     4,672,870 Common Units of TC PipeLines, LP
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     28.1%*
-------------------------------------------------------------------------------
(14) Type of Reporting Person
     HC, CO
-------------------------------------------------------------------------------

* TransCan Northern Ltd., a wholly owned subsidiary of TransCanada Pipelines Limited, acquired 2,800,000 Common Units on May 28, 1999 in connection with TC PipeLines, LP's initial public offering, as disclosed in TC PipeLines, LP's initial public offering prospectus and subsequent periodic reports filed under the Securities Exchange Act of 1934. On August 1, 2002, due to the early conversion of 936,435 subordinated units held by TC Pipelines GP, Inc., the general partner of TC Pipelines, LP, the ownership of the Reporting Persons increased to an aggregate 3,736,435 Common Units. On August 1, 2003, due to the early conversion of an additional 936,435 subordinated units held by TC Pipelines, LP, the ownership of the Reporting Persons increased to 4,672,870 Common Units.

                                SCHEDULE 13D
CUSIP No. 87233Q 10 8                                        Page 4 of 18 Pages

-------------------------------------------------------------------------------
 (1) Name of Reporting Person.
     S.S. or I.R.S. Identification No. of Above Person
     TransCan Northern Ltd.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group
     (See Instructions)                                                (a)  / /
                                                                       (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only
-------------------------------------------------------------------------------
 (4) Source of Funds (See Instructions)
     OO; (See Item 3)
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                     / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
 Number of Shares             (7) Sole Voting Power
 Beneficially                     -0-
 Owned by                    --------------------------------------------------
 Each Reporting               (8) Shared Voting Power
 Person With                      4,672,870 Common Units of TC PipeLines, LP
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  -0-
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  4,672,870 Common Units of TC PipeLines, LP
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     4,672,870 Common Units of TC PipeLines, LP
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     28.1%*
-------------------------------------------------------------------------------
(14) Type of Reporting Person
     HC, CO
-------------------------------------------------------------------------------

* TransCan Northern Ltd., a wholly owned subsidiary of TransCanada Pipelines Limited, acquired 2,800,000 Common Units on May 28, 1999 in connection with TC PipeLines, LP's initial public offering, as disclosed in TC PipeLines, LP's initial public offering prospectus and subsequent periodic reports filed under the Securities Exchange Act of 1934. On August 1, 2002, due to the early conversion of 936,435 subordinated units held by TC Pipelines GP, Inc., the general partner of TC Pipelines, LP, the ownership of the Reporting Persons increased to an aggregate 3,736,435 Common Units. On August 1, 2003, due to the early conversion of an additional 936,435 subordinated units held by TC Pipelines, LP, the ownership of the Reporting Persons increased to 4,672,870 Common Units.

                                  SCHEDULE 13D
CUSIP No. 87233Q 10 8                                        Page 5 of 18 Pages

-------------------------------------------------------------------------------
 (1) Name of Reporting Person.
     S.S. or I.R.S. Identification No. of Above Person
     TC PipeLines GP, Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group
     (See Instructions)                                                (a)  / /
                                                                       (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only
-------------------------------------------------------------------------------
 (4) Source of Funds (See Instructions)
     OO; (See Item 3)
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                     / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
 Number of Shares             (7) Sole Voting Power
 Beneficially                     -0-
 Owned by                    --------------------------------------------------
 Each Reporting               (8) Shared Voting Power
 Person With                      1,872,870 Common Units of TC PipeLines, LP
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  -0-
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  1,872,870 Common Units of TC PipeLines, LP
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     4,672,870 Common Units of TC PipeLines, LP
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
     (SEE INSTRUCTIONS)                                                     / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     28.1%*
-------------------------------------------------------------------------------
(14) Type of Reporting Person
     HC, CO
-------------------------------------------------------------------------------

* TransCan Northern Ltd., a wholly owned subsidiary of TransCanada Pipelines Limited, acquired 2,800,000 Common Units on May 28, 1999 in connection with TC PipeLines, LP's initial public offering, as disclosed in TC PipeLines, LP's initial public offering prospectus and subsequent periodic reports filed under the Securities Exchange Act of 1934. On August 1, 2002, due to the early conversion of 936,435 subordinated units held by TC Pipelines GP, Inc., the general partner of TC Pipelines, LP, the ownership of the Reporting Persons increased to an aggregate 3,736,435 Common Units. On August 1, 2003, due to the early conversion of an additional 936,435 subordinated units held by TC Pipelines, LP, the ownership of the Reporting Persons increased to 4,672,870 Common Units.

                                                              PAGE 6 OF 18 PAGES


Item 1.  SECURITY AND ISSUER

         This Amendment No. 1 (the "Amendment") to Schedule 13D/A is being filed by TransCanada Corporation, a Canadian public company, TransCanada PipeLines Limited, a Canadian company, TransCan Northern Ltd., a Delaware corporation and TC PipeLines GP, Inc., a Delaware corporation to amend the Schedule 13D that was previously filed on August 8, 2002. Effective March 15, 2003, TransCanada PipeLines Limited became a wholly owned subsidiary of TransCanada Corporation pursuant to a statutory reorganization. As a result, prior to May 15, 2003, the term "Reporting Persons" refers to TransCanada PipeLines Limited, TransCan Northern Ltd. and TC PipeLines GP, Inc. and beginning May 15, 2003 also includes TransCanada Corporation. This statement relates to the common units representing limited partner interests (the "Common Units") of TC PipeLines, LP, a Delaware limited partnership (the "Partnership"), which has its principal executive offices at 110 Turnpike Road, Suite 203, Westborough, Massachusetts 01581.

Item 2.  IDENTITY AND BACKGROUND

         The name, state or other place of organization and the address of its principal office for the Reporting Persons are set forth on Schedule I.

         The information regarding the principal business of the Reporting Persons is amended by adding the following paragraph to the information previously filed:

         TransCanada Corporation is the owner of TransCanada PipeLines Limited and is a holding company. The executive officers and directors of TransCanada Corporation are listed on Appendix A hereto.

         (a) - (c) The information required to be filed in response to paragraphs (a), (b) and (c) of Item 2 with respect to the persons listed on Appendices A, B, C and D hereto is set forth therein.

         (d) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Appendices A, B, C and D hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Appendices A, B, C and D hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The information required to be filed in response to paragraph (f) of Item 2 with respect to the persons listed on Appendices A, B, C and D hereto is set forth therein.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The conversion of 936,435 subordinated units representing limited partner interests in TC PipeLines, LP ("Subordinated Units") held by TC PipeLines GP, Inc. into 936,435 Common Units occurred automatically for no additional consideration pursuant to and in accordance with the terms of the Partnership's Amended and Restated Agreement of Limited Partnership upon satisfaction of certain financial tests.

                                                              PAGE 7 OF 18 PAGES

Item 4.  PURPOSE OF TRANSACTION

         The Reporting Persons acquired the Common Units reported herein solely for the purpose of investment. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Partnership's business, prospects and financial condition, the market for the Common Units, general economic conditions, money and stock market conditions and other future developments.

Item 5.  INTEREST IN SECURITIES OF THE COMPANY

         (a) There were 14,300,000 Common Units outstanding as of May 28, 1999, of which 2,800,000 or 19.6% of the amount outstanding, were held by TransCan Northern Ltd. On August 1, 2002, the Reporting Persons' beneficial ownership interest increased due to the conversion on a one-for-one basis of one-third (or 936,435) of the 2,809,306 Subordinated Units held by TC PipeLines GP, Inc., the general partner of the Partnership. On August 1, 2003, the Reporting Persons' beneficial ownership increased due to the conversion of an additional 936,435 Subordinated Units into Common Units. The Subordinated Units were converted into Common Units because specified financial tests contained in the Partnership's Amended and Restated Agreement of Limited Partnership, which are related to generating cash from operations and distributing at least $0.45 per unit on all Common Units and Subordinated Units, were satisfied for each of the three consecutive four-quarter periods ending on June 30, 2003. As a result, as of August 1, 2003, TransCanada Corporation is deemed to beneficially own 4,672,870 Common Units, which constitute 28.1% of the 16,563,564 issued and outstanding Common Units as of such date. 2,800,000 of such Common Units are held through TransCan Northern Ltd. and the remaining 1,872,870 Common Units are held through TC PipeLines GP, Inc. The directors and executive officers of each of the Reporting Persons disclaim any beneficial ownership of the Common Units owned by either TransCan Northern Ltd. or TC PipeLines GP, Inc.

         If the financial tests for conversion in the Partnership's partnership agreement are met for the three consecutive four-quarter periods ending on June 30, 2004, the final one-third (or 936,436) of the Subordinated Units will convert into Common Units on the first day after the record date established for the cash distribution for any quarter ending on or after June 30, 2004. The Reporting Persons currently hold, through TC Pipelines GP, Inc., these remaining 936,436 Subordinated Units in the Partnership.

         (b) The number of Common Units as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth on the cover pages of this Statement on Schedule 13D, and such information is incorporated herein by reference. Neither the directors nor the executive officers of each of the Reporting Persons individually have the power to vote or direct the vote of, or dispose or direct the disposition of, Common Units deemed beneficially owned by the Reporting Persons, or to dispose of or direct the disposition of, or receive or direct the receipt of, distributions with respect to such Common Units. TransCanada Corporation, by virtue of its ownership of TransCanada PipeLines Limited and TransCan Northern Ltd., the sole stockholder of TC PipeLines GP, Inc., has the sole power to elect the board of directors of TC PipeLines GP, Inc., however, all decisions regarding Common Units owned by TC PipeLines GP, Inc. are within the exclusive authority of the board of directors of TC PipeLines GP, Inc.

         (c) On August 1, 2003, 936,435 of the Subordinated Units held by TC PipeLines, GP, Inc. converted on a one-for-one basis into 936,435 Common Units. There have been no other reportable transactions with respect to the Common Units within 60 days of the date hereof by the Reporting Persons.

         (d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Statement on Schedule 13D.

         (e)      Not applicable.

                                                              PAGE 8 OF 18 PAGES

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

         The information previously furnished in response to this item is amended by adding reference to the following new exhibit filed in this Amendment No. 1, which replaced the previously filed Exhibit B.

         Exhibit B: Joint Filing Agreement, dated August 13, 2003.

                                                              PAGE 9 OF 18 PAGES


                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  August 13, 2003            TRANSCANADA CORPORATION

                                  /s/ ALBRECHT W. A. BELLSTEDT
                                  ---------------------------------------------
                                  Name:  Albrecht W. A. Bellstedt
                                  Title: Executive Vice-President,
                                         Law and General Counsel

                                  /s/ RHONDDA E. S. GRANT
                                  ---------------------------------------------
                                  Name:  Rhondda E. S. Grant
                                  Title: Vice-President and Corporate Secretary


                                  TRANSCANADA PIPELINES LIMITED

                                  /s/ ALBRECHT W. A. BELLSTEDT
                                  ---------------------------------------------
                                  Name:  Albrecht W. A. Bellstedt
                                  Title: Executive Vice-President,
                                         Law and General Counsel

                                  /s/ RHONDDA E. S. GRANT
                                  ---------------------------------------------
                                  Name:  Rhondda E. S. Grant
                                  Title: Vice-President and Corporate Secretary


                                  TRANSCAN NORTHERN LTD.

                                  /s/ RONALD L. COOK
                                  ---------------------------------------------
                                  Name:  Ronald L. Cook
                                  Title: Vice-President, Taxation

                                  /s/ RHONDDA E. S. GRANT
                                  ---------------------------------------------
                                  Name:  Rhondda E. S. Grant
                                  Title: Secretary


                                  TC PIPELINES GP, INC.

                                  /s/ RONALD L. COOK
                                  ---------------------------------------------
                                  Name:  Ronald L. Cook
                                  Title: Vice-President, Taxation

                                  /s/ RHONDDA E. S. GRANT
                                  ---------------------------------------------
                                  Name:  Rhondda E. S. Grant
                                  Title: Secretary

                                                             PAGE 10 OF 18 PAGES


                                   SCHEDULE I

                                                       STATE OF
            NAME                              INCORPORATION OR FORMATION                  BUSINESS ADDRESS
            ----                              --------------------------                  -----------------
TransCanada Corporation                                 Canada                            TransCanada Tower
                                                                                         450 - 1st Street SW
                                                                                      Calgary, Alberta, Canada
                                                                                               T2P 5H1
                                                                                        Phone: (403) 920-2000

TransCanada PipeLines Limited                           Canada                            TransCanada Tower
                                                                                         450 - 1st Street SW
                                                                                      Calgary, Alberta, Canada
                                                                                               T2P 5H1
                                                                                        Phone: (403) 920-2000

TransCan Northern Ltd.                                 Delaware                           TransCanada Tower
                                                                                         450 - 1st Street SW
                                                                                      Calgary, Alberta, Canada
                                                                                               T2P 5H1
                                                                                        Phone: (403) 920-2000

TC PipeLines GP, Inc.                                  Delaware                           110 Turnpike Road
                                                                                              Suite 203
                                                                                  Westborough, Massachusetts 01581
                                                                                        Phone: (508) 871-7046

                                                             PAGE 11 OF 18 PAGES


                                APPENDIX A AND B

Executive Officers and Directors of TransCanada Corporation and TransCanada PipeLines Limited


Harold N. Kvisle                                   President, Chief Executive Officer and Director

Ronald J. Turner                                   Executive Vice-President, Gas Transmission

Albrecht W.A. Bellstedt, Q.C.                      Executive Vice-President, Law and General Counsel

Russell K. Girling                                 Executive Vice-President, Corporate Development and
                                                   Chief Financial Officer

Donald M. Wishart                                  Executive Vice-President, Operations and Engineering

Sarah E. Raiss                                     Executive Vice-President, Corporate Services

Dennis McConaghy                                   Executive Vice-President, Gas Development

Alexander J. Pourbaix                              Executive Vice-President, Power

Richard F. Haskayne, O.C., F.C.A.                  Chairman and Director

Douglas D. Baldwin, P. Eng.                        Director

S. Barry Jackson                                   Director

David P. O'Brien                                   Director

James R. Paul                                      Director

Wendy K. Dobson                                    Director

Harry G. Schaefer, F.C.A.                          Vice Chairman and Director

W. Thomas Stephens                                 Director

Kerry L. Hawkins                                   Director

Joseph D. Thompson, P. Eng.                        Director

The Hon. Paul Gauthier, P.C., O.C., O.Q., Q.C.     Director

                                                             PAGE 12 OF 18 PAGES


         Each of the persons listed below is a Canadian citizen other than James
R. Paul and W. Thomas Stephens, who are United States citizens. The principal business address of each executive officer and director of TransCanada PipeLines Limited, and the present principal occupation or employment of each such person is as follows:

           NAME                             PRESENT PRINCIPAL OCCUPATION             PRINCIPAL BUSINESS ADDRESS
           ----                             ----------------------------             --------------------------
Harold N. Kvisle                      President, Chief Executive Officer and              450 - 1 Street SW
                                      Director                                    Calgary, Alberta, Canada T2P 5H1
                                      TransCanada PipeLines Limited

Ronald J. Turner                      Executive Vice-President, Gas                       450 - 1 Street SW
                                      Transmission                                Calgary, Alberta, Canada T2P 5H1
                                      TransCanada PipeLines Limited

Albrecht W.A. Bellstedt, Q.C.         Executive Vice-President, Law and                   450 - 1 Street SW
                                      General Counsel                             Calgary, Alberta, Canada T2P 5H1
                                      TransCanada PipeLines Limited

Donald M. Wishart                     Executive Vice-President, Operations                450 - 1 Street SW
                                      and Engineering                             Calgary, Alberta, Canada T2P 5H1
                                      TransCanada PipeLines Limited

Russell K. Girling                    Executive Vice-President, Corporate                 450 - 1 Street SW
                                      Development and Chief Financial Officer     Calgary, Alberta, Canada T2P 5H1
                                      TransCanada PipeLines Limited

Sarah E. Raiss                        Executive Vice-President, Corporate                 450 - 1 Street SW
                                      Services                                    Calgary, Alberta, Canada T2P 5H1
                                      TransCanada PipeLines Limited

Dennis McConaghy                      Executive Vice-President, Gas                       450 - 1 Street SW
                                      Development                                 Calgary, Alberta, Canada T2P 5H1
                                      TransCanada PipeLines Limited

Alexander J. Pourbaix                 Executive Vice-President, Power                     450 - 1 Street SW
                                      TransCanada PipeLines Limited               Calgary, Alberta, Canada T2P 5H1

Richard F. Haskayne, O.C., F.C.A.     Chairman                                         2030, 855 - 2 Street SW
                                      TransCanada PipeLines Limited               Calgary, Alberta, Canada, T2P 4J8

Douglas D. Baldwin, P.Eng.            Chairman                                         3400, 888 - 3 Street SW
                                      Talisman Energy Inc.                        Calgary, Alberta, Canada T2P 5C5

S. Barry Jackson                      Chairman                                         2700, 530 - 8 Avenue SW
                                      Resolute Energy Inc.                        Calgary, Alberta, Canada T2P 3S8

                                                             PAGE 13 OF 18 PAGES


           NAME                             PRESENT PRINCIPAL OCCUPATION             PRINCIPAL BUSINESS ADDRESS
           ----                             ----------------------------             --------------------------
Wendy K. Dobson                       Professor                                         105 St. George Street
                                      Rotman School of Management and                 Toronto, Ontario, Canada
                                      Director, Institute for International                    M55 3E6
                                      Business
                                      University of Toronto

The Hon. Paule Gauthier, P.C.,        Senior Partner                                 1150 de Claire-Fontaine St.
O.C., O.Q., Q.C.                      Desjardins Duchame Stein Monast                         Suite 300
                                                                                       Quebec, Quebec, Canada
                                                                                               G1R 5G4

Kerry L. Hawkins                      President                                        300, 240 Graham Avenue
                                      Cargill Limited                                Winnipeg, Manitoba, Canada
                                                                                               R3C 4C5

David P. O'Brien                      Chairman                                            150 - 9 Avenue SW
                                      EnCana Corporation                                    P.O. Box 2850
                                                                                      Calgary, Alberta, Canada
                                                                                               T2P 2S5

James R. Paul                         Chairman                                              2 Kings Creek
                                      James and Associates                          Kingwood, Texas, U.S.A. 77339

Harry G. Schaefer, F.C.A.             President                                              Suite H202,
                                      Schaefer & Associates Ltd.                      500 Eau Claire Avenue SW
                                                                                  Calgary, Alberta, Canada T2P 3R8

W. Thomas Stephens                    Corporate Director                               3333 East Platte Avenue
                                                                                     Greenwood Village, Colorado,
                                                                                             U.S.A. 80121

Joseph D. Thompson, P. Eng.           Chairman                                      PCL Edmonton Division Office
                                      PCL Construction Group Inc.                     Bldg #4, 5400 - 99 Street
                                                                                      Edmonton, Alberta, Canada
                                                                                               T6E 3N7

                                                             PAGE 14 OF 18 PAGES


         The principal business and address of the corporations and organizations by which our non-employee directors are employed are as follows:

        NAME OF CORPORATION
          OR ORGANIZATION                        PRINCIPAL BUSINESS                            ADDRESS
        -------------------                     -------------------                            -------
Resolute Energy                       Oil and gas                                      2700, 530 - 8 Avenue SW
                                                                                  Calgary, Alberta, Canada T2P 3S8

University of Toronto                 Education                                      Rotman School of Management
                                                                                        University of Toronto
                                                                                        105 St. George Street
                                                                                      Toronto, Ontario, Canada
                                                                                               M55 3E6

Desjardins Duchame Stein Monast       Law firm                                       1150 de Claire-Fontaine St.
                                                                                              Suite 300
                                                                                       Quebec, Quebec, Canada
                                                                                               G1R 5G4

Cargill Limited                       Grain handlers, merchants, transporters          300, 240 Graham Avenue
                                      and processors of agricultural products.       Winnipeg, Manitoba, Canada
                                                                                               R3C 4C5

EnCana Corporation                    Oil and gas                                         150 - 9 Avenue SW
                                                                                            P.O. Box 2850
                                                                                      Calgary, Alberta, Canada
                                                                                               T2P 2S5

James and Associates                  Private investment firm                               2 Kings Creek
                                                                                    Kingwood, Texas, U.S.A. 77339

Schaefer & Associates Ltd.            Business advisory services                           Suite H202, 500
                                                                                        Eau Claire Avenue SW
                                                                                  Calgary, Alberta, Canada T2P 3R8

PCL Construction Group Inc.           General construction                          PCL Edmonton Division Office
                                                                                      Bldg #4, 5400 - 99 Street
                                                                                      Edmonton, Alberta, Canada
                                                                                               T6E 3N7

                                                             PAGE 15 OF 18 PAGES


                                   APPENDIX C

Executive Officers and Directors of TransCan Northern Ltd.

         Each of the persons listed below is a Canadian citizen and an employee of TransCanada PipeLines Limited, the parent of TransCan Northern Ltd. The principal business address of each executive officer and director of TransCan Northern Ltd. is 450 - 1 Street SW, Calgary, Alberta, Canada, T2P 5H1.

NAME                                   OFFICE
----                                   ------
Ronald J. Turner                       President and Director

Paul F. MacGregor                      Vice-President and Director

Ronald L. Cook                         Vice-President, Taxation

Russell K. Girling                     Treasurer

Rhondda E.S. Grant                     Secretary

Dennis J. McConaghy                    Director

                                                             PAGE 16 OF 18 PAGES


                                   APPENDIX D

Executive Officers and Directors of TC PipeLines GP, Inc.

         Each of the persons listed below is a Canadian citizen and an employee of TransCanada PipeLines Limited, other than Robert A. Helman, Jack F. Jenkins-Stark and David L. Marshall, who are United States citizens. The principal business address of each executive officer and director of TC PipeLines, GP, Inc., of each such person is as follows:

NAME                                              OFFICE                            PRINCIPAL BUSINESS ADDRESS
----                                              -----                             --------------------------
Ronald J. Turner                   President, Chief Executive Officer and Director  450 - 1 Street SW
                                                                                    Calgary, Alberta, Canada T2P 5H1

Russell K. Girling                 Chief Financial Officer and Director             450 - 1 Street SW
                                                                                    Calgary, Alberta, Canada T2P 5H1

Paul F. MacGregor                  Vice-President, Business Development             450 - 1 Street SW
                                                                                    Calgary, Alberta, Canada T2P 5H1

Donald R. Marchland                Vice-President, Treasurer                        450 - 1 Street SW
                                                                                    Calgary, Alberta, Canada T2P 5H1

Ronald L. Cook                     Vice-President, Taxation                         450 - 1 Street SW
                                                                                    Calgary, Alberta, Canada T2P 5H1

Theresa Jang                       Controller                                       450 - 1 Street SW
                                                                                    Calgary, Alberta, Canada T2P 5H1

Rhondda E.S. Grant                 Secretary                                        450 - 1 Street SW
                                                                                    Calgary, Alberta, Canada T2P 5H1

Robert A. Helman                   Independent Director                             190 S. LaSalle St.
                                                                                    Chicago, Illinois 60603

Jack F. Jenkins-Stark              Independent Director                             1010 Atlantic Avenue
                                                                                    Alameda, California 94501

David L. Marshall                  Independent Director                             997 Wander Way
                                                                                    Incline Village, Nevada, U.S.A. 89451

Albrecht W.A. Bellstedt            Director                                         450 - 1 Street SW
                                                                                    Calgary, Alberta, Canada T2P 5H1

Dennis J. McConaghy                Director                                         450 - 1 Street SW
                                                                                    Calgary, Alberta, Canada T2P 5H1

                                                             PAGE 17 OF 18 PAGES


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         Each of the undersigned agrees that (i) the statement on Schedule 13D relating to the Common Units representing limited partner interests in TC PipeLines, LP, has been adopted and filed on behalf of each of them, (ii) all future amendments to such statement on Schedule 13D will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them, and (iii) the provisions of Rule 13d-l(k)(1) under the Securities Exchange Act of 1934 apply to each of them. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signature hereto, at the principal office thereof.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: August 13, 2003             TRANSCANADA CORPORATION

                                  /s/ ALBRECHT W. A. BELLSTEDT
                                  ----------------------------------------------
                                  Name:  Albrecht W. A. Bellstedt
                                  Title: Executive Vice-President,
                                         Law and General Counsel

                                  /s/ RHONDDA E. S. GRANT
                                  ----------------------------------------------
                                  Name:  Rhondda E. S. Grant
                                  Title: Vice-President and Corporate Secretary


                                  TRANSCANADA PIPELINES LIMITED

                                  /s/ ALBRECHT W. A. BELLSTEDT
                                  ----------------------------------------------
                                  Name:  Albrecht W. A. Bellstedt
                                  Title: Executive Vice-President,
                                         Law and General Counsel

                                  /s/ RHONDDA E. S. GRANT
                                  ----------------------------------------------
                                  Name:  Rhondda E. S. Grant
                                  Title: Vice-President and Corporate Secretary


                                  TRANSCAN NORTHERN LTD.

                                  /s/ RONALD L. COOK
                                  ----------------------------------------------
                                  Name:  Ronald L. Cook
                                  Title: Vice-President, Taxation

                                  /s/ RHONDDA E. S. GRANT
                                  ----------------------------------------------
                                  Name:  Rhondda E. S. Grant
                                  Title: Secretary

                                                             PAGE 18 OF 18 PAGES


                                  TC PIPELINES, GP, INC.

                                  /s/ RONALD L. COOK
                                  ----------------------------------------------
                                  Name:  Ronald L. Cook
                                  Title: Vice-President, Taxation

                                  /s/ RHONDDA E. S. GRANT
                                  ----------------------------------------------
                                  Name:  Rhondda E. S. Grant
                                  Title: Secretary